EXHIBIT 99.2

CANAGOLD RESOURCES LTD.

Suite 1250 – 625 Howe Street

Vancouver, British Columbia, Canada, V6C 2T6

Telephone: (604) 685-9700 and Facsimile: (604) 685-9744

INFORMATION CIRCULAR

(as at September 12, 2022, except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canagold Resources Ltd. (the “Company”) for use at the Special Meeting (the “Meeting”) of its shareholders to be held on October 17, 2022, at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.

In this Information Circular references to “the Company”, “we”, “our” and “Canagold” refer to Canagold Resources Ltd. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

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In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of Proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America to 1-866-249-7775, by fax outside North America to (416) 263-9524, by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy form for the toll free number, the holder’s account number and the Proxy access number; or

(c)

via Computershare’s internet website www.investorvote.com. Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number.

In each of the above cases Registered Shareholders must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or the adjournment thereof.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing process and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners (“OBOs”) object to their name being made known to the issuers of securities which they own; and Non-Objecting Beneficial Owners (“NOBOs”) who do not object to the issuers of the securities they own knowing who they are.

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Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) the Company distributes copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the “Meeting materials”) to the Depository and Intermediaries for onward distribution to Beneficial Shareholders. The Company does not send Meeting materials directly to Beneficial Shareholders. Intermediaries are required to forward the Meeting materials to all Beneficial Shareholders for whom they hold Common Shares unless such Beneficial Shareholders have waived the right to receive them.

These securityholder materials are being sent to both registered and non-registered (beneficial) owners of the securities of the Company. If you are a beneficial owner, and the Company or its agent sent these materials to you directly, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements by the intermediary holding securities on your behalf.

If you are a Beneficial Shareholder:

If you are a Beneficial Shareholder you should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The proxy form supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (“VIF”) in lieu of the proxy provided by the Company. The VIF will name the same persons as are named on the Company’s form of Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), who is different from any of the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, insert the name of the desired representative, which may be you, in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge will then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting to vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

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A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Notice to Shareholders resident in the United States

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

This document does not address any income tax consequences of the disposition of the Company’s shares by shareholders. Shareholders in a jurisdiction outside of Canada should be aware that the disposition of shares by them may have tax consequences both in those jurisdictions and in Canada, and are urged to consult their tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

Any information concerning any properties and operations of the Company has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies.

If financial statements are included or incorporated by reference herein, they have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada. Such consequences for the Company Shareholders who are resident in, or citizens of, the United States may not be described fully in this Circular.

The enforcement by the Company Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and that the major assets of the Company are located outside the United States.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than as set out under “Particulars of Matters to be Acted Upon” below.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors of the Company (the “Board”) has fixed the close of business on September 12, 2022 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of September 12, 2022, there were 86,559,596 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

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To the knowledge of the directors and executive officers of the Company, no one shareholder beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, other than as follows:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
SunValley Company DMCC	16,790,371	19.40%

Notes:

(1)	The above information was obtained from SEDI.

(2)	SunValley Company DMCC also holds 500,000 warrants to purchase Common Shares.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting by “disinterested shareholders” is required to pass the resolutions described herein. See Particulars of Matters to be Acted Upon below.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

Approval of the Creation of a New Control Person

At the Meeting, disinterested shareholders will be asked to consider and, if deemed appropriate, to pass the Control Person Resolution (as defined below).

In accordance with the policies of the Toronto Stock Exchange (“TSX”), where a private placement creates a new "Control Person", the approval of shareholders (other than such new Control Person and its associates and affiliates) is required, either by an ordinary resolution of disinterested shareholders obtained at a meeting of shareholders or by the written consent of shareholders holding more than 50% of the issuer’s shares.

“Control Person” means any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that Issuer, or that holds more than 20% of the outstanding Voting Shares of an Issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

The Company has arranged a $1.5 million charity flow-through financing (the “Charity FT Financing”). It is anticipated that Sun Valley Investments, or an affiliate thereof, (collectively, “Sun Valley”) will participate in the Charity FT Financing and as such Sun Valley will increase its ownership in the Company to over 20%. Therefore, as required by the TSX Company Manual, the Company is seeking disinterested shareholder approval of Sun Valley’s participation in the Charity FT Financing and the resultant creation of a new Control Person arising therefrom. The terms of the Charity FT Financing were negotiated by the Company with arm’s length parties.

Pursuant to the Charity FT Financing, the Company expects to issue 4,700,000 Common Shares to certain purchasers at a price of $0.32 per Common Share, which is approximately a 32% premium to the volume-weighted average trading price of the Common Shares on the TSX for the five trading days ending September 15, 2022, being $0.2424 (the “Market Price”). Sun Valley intends to acquire the 4,700,000 Common Shares as a back-end purchaser at a price of $0.22 per Common Share, which is 9% discount to the Market Price. As a result of the Charity FT Financing, it is anticipated that Sun Valley will have control or direction of 21,490,371 Common Shares which is approximately 23.5% of the issued and outstanding Common Shares of the Company following the closing of the Charity FT Financing.

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The Company wishes to seek approval to the following resolution of “disinterested shareholders” (being a vote excluding those shares held by Sun Valley and its associates and affiliates).

Disinterested Shareholder Approval

Pursuant to the TSX Company Manual, disinterested shareholders will be asked at the Meeting to approve with or without variation the following resolution (the “Control Person Resolution”):

“RESOLVED, as an ordinary resolution of the disinterested shareholders of the Company, that:

(i)

Sun Valley is hereby approved as a new Control Person of the Company and accordingly, Sun Valley may exercise or convert any convertible securities of the Company or make further acquisitions of securities of the Company, which would cause Sun Valley to beneficially own more than 20% of the then issued and outstanding Common Shares of the Company; and

(ii)

Any one (or more) director or officer of the Company be and is authorized and directed, on behalf of the Company, to take all such action and execute, deliver and file all such documents as any such director or officer may, in his sole discretion, determine are necessary, desirable or useful to implement the foregoing resolutions.”

A total of 16,790,371 Common Shares of the Company held by Sun Valley and any person acting in concert with Sun Valley will be excluded from the calculation of the vote to approve the Control Person Resolution.

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by shareholders voting Common Shares at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EACH DISINTERESTED SHAREHOLDER VOTE “FOR” THE CONTROL PERSON RESOLUTION.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Control Person Resolution.

If the Control Person Resolution is not passed, Sun Valley will be unable to participate in the Charity FT Financing to the extent such participation would cause Sun Valley to hold greater than 20% of the outstanding Common Shares of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR at www.sedar.com and copies are available upon request from the Company’s Secretary at telephone: (604) 685-9700 or fax: (604) 685-9744. Copies of documents will be provided free of charge to security holders of the Company. The Company may require payment of a reasonable charge from any person or company who is not a security holder of the Company, requesting a copy of any such document.

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OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia this 15th day of September, 2022.

BY ORDER OF THE BOARD “Catalin Kilofliski”

Catalin Kilofliski Chief Executive Officer

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